SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13D-1(A) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13D-2(A))

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Capital Product Partners, L.P.
(Name of Issuer)

Common units, representing limited partnership interests
(Title of Class of Securities)

Y11082107
(CUSIP Number)

Ioannis E. Lazaridis
Capital Maritime & Trading Corp.
3 Iassonos Street
Piraeus, 18537, Greece
Tel: +30 210 458-4950
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

May 5, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

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1.	Name of Reporting Person		Capital Maritime & Trading Corp.
2.	Check the Appropriate Box if a Member of a Group		(A) (B)	☐ ☐
3.	SEC Use Only
4.	Source of Funds:		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization:		The Republic of The Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power:	18,262,651 Common Units*
	8.	Shared Voting Power:	None
	9.	Sole Dispositive Power:	18,262,651 Common Units*
	10.	Shared Dispositive Power:	None
11.	Aggregate Amount Owned by Each Beneficially Reporting Person		18,262,651 Common Units*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.	Percent of Class Represented by Amount in Row (11)		40.7%**
14.	Type of Reporting Person		CO

*  Upon the closing of Capital Product Partners L.P.’s (the “Issuer”) initial public offering on April 3, 2007 (the “Offering”) of common units (“Common Units”) representing limited partner interests in the Issuer, Capital Maritime & Trading Corp. (the “Reporting Person”) beneficially owned 8,805,522 subordinated units of the Issuer. In addition, the Reporting Person owns 100% of Capital GP L.L.C., the general partner of the Issuer (the “General Partner”). The General Partner has a 2% general partnership interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts.  The Reporting Person is the indirect beneficial owner of the General Partner’s interest in the Issuer and its incentive distribution rights.

As described in the Issuer’s Amendments to Schedule 13D filed on April 30, 2008 and February 26, 2009, the Reporting Person increased these holdings such that it owned an aggregate of 11,304,651 Common Units as of May 9, 2011.

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Pursuant to the share purchase agreement between the Reporting Person and Issuer dated as of May 5, 2011 (the “Share Purchase Agreement”), which is described further in Items 3 and 4 below, on May 5, 2011, the Reporting Person will acquire 6,958,000 Common Units as part of the aggregate consideration in exchange for all of the issued and outstanding share capital of Patroklos Marine Corp., a wholly owned subsidiary of the Reporting Person and the owner of the dry cargo M/V “Agamemnon” (the “Vessel Purchase Transaction”).  Contemporaneously with the Vessel Purchase Transaction, in order for the General Partner to maintain its 2% general partner interest in the Issuer, pursuant to the Share Purchase Agreement, the Reporting Person also agreed to make a capital contribution to the General Partner, which the General Partner will then contribute to the Issuer in exchange for 142,000 general partner units representing general partnership interests in the Issuer.

**  The percentages reported in this Schedule 13D are calculated using a denominator of 44,904,183, the number of Common Units reported outstanding on the Issuer’s Annual Report on Form 20-F filed on February 4, 2011, plus the Common Units issued in connection with the Vessel Purchase Transaction.

CUSIP No. Y11082107	Page 4 of 7

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the disclosures in Items 3 through 6 of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on April 4, 2008, as amended by the amendments to such Schedule 13D filed on February 26, 2009 and April 30, 2008, relating to the common units, representing limited partnership interests (the “Common Units”), of Capital Product Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer”).  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Capitalized terms not otherwise defined in this Amendment No. 3 have the meanings given to them in the Merger Agreement (as defined below).

Vessel Purchase Transaction.  On May 5, 2011, Capital Maritime & Trading Corp., a Republic of the Marshall Islands corporation (the “Reporting Person”), and Issuer entered into that certain Share Purchase Agreement, dated as of May 5, 2011 (the “Share Purchase Agreement”), between the Reporting Person and Issuer, whereby Issuer will acquire all of the issued and outstanding shares of capital stock of Patroklos Marine Corp., a Republic of the Marshall Islands corporation (“Patroklos”), from the Reporting Person in exchange for a combination of cash and Common Units (the “Vessel Purchase Transaction”).  Patroklos is the registered owner of the Liberian flagged capesize bulk carrier “Cape Agamemnon.”

Merger.  Also on May 5, 2011, Crude Carriers Corp., a Republic of the Marshall Islands corporation (“CRU”) and Issuer each approved to undertake a merger between CRU and Issuer, pursuant to that certain Agreement and Plan of Merger dated as of May 5, 2011, by and among CRU and Issuer, Capital GP L.L.C., a Marshall Islands limited liability company (“Capital GP LLC”) and Poseidon Project Corp., a Republic of the Marshall Islands corporation and a wholly-owned subsidiary of Issuer (“MergerCo”) (the “Merger Agreement”), under which MergerCo will merge with and into CRU (the “Merger”), such that following the Merger, Issuer will be the sole stockholder of CRU.

Evangelos M. Marinakis, Ioannis E. Lazaridis, Gerasimos G. Kalogiratos and Crude Carriers Investments Corp., a Republic of the Marshall Islands corporation (“CCIC”) (collectively, the “Stockholders”) and Issuer entered into a Support Agreement, dated as of May 5, 2011 (the “Support Agreement”), which was executed simultaneously with the Merger Agreement.  An aggregate of 154,000 shares of CRU’s Common Stock, par value $0.0001 per share, and 2,105,263 shares of CRU’s Class B Stock, par value $0.0001 per share, are subject to the terms of the Support Agreement.  Each Stockholder’s obligations under the Support Agreement are individual obligations and are not joint or several obligations of the Stockholders.

The Merger Agreement includes various conditions to effect the Merger.  If certain of these conditions are satisfied, Evangelos M. Marinakis, CCIC and the Reporting Person may be deemed to be a group with respect to their respective holdings of Common Units, and as a result, this Schedule 13D may be further amended.

CUSIP No. Y11082107	Page 5 of 7

Evangelos M. Marinakis has filed an amended Schedule 13D in respect of his sole and shared beneficial ownership of CRU.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

On May 5, 2011, the Issuer agreed to issue to the Reporting Person 6,958,000 Common Units as part of the aggregate consideration of $98.5 million, in exchange for all of the issued and outstanding shares of Patroklos.  Patroklos is the registered owner of the Liberian flagged dry cargo M/V “Cape Agamemnon.”  Contemporaneously with the Vessel Purchase Transaction, in order for Capital GP LLC, which is the general partner of the Issuer, to maintain its 2% general partner interest in the Issuer, pursuant to the Share Purchase Agreement, the Reporting Person has agreed to make a capital contribution of approximately $1.5 million to the General Partner, which the General Partner will then contribute to the Issuer in exchange for 142,000 general partner units representing general partnership interests in the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

The Reporting Person acquired the Issuer’s securities as part of the transactions described in Item 3, above.  The purpose of entering into the Share Purchase Agreement and the Vessel Purchase Transaction was to sell the dry cargo M/V “Cape Agamemnon” to the Issuer.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

(a)  The Reporting Person beneficially owns 18,262,651 Common Units, representing 40.7% of the outstanding Common Units of the Issuer.  In addition, the Reporting Person beneficially owns 916,411 General Partner Units (including the 142,000 units to be acquired in connection with the Vessel Purchase Transaction) through its ownership of the General Partner.  Thus, as of May 9, 2011, the Reporting Person beneficially owns 42.7% of the outstanding units of the Issuer, including a 2% interest through its ownership of the General Partner.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following after the last paragraph thereto:

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2011

CAPITAL MARITIME & TRADING CORP.

/s/ Ioannis E. Lazaridis
Name:	Ioannis E. Lazaridis
Title:	Chief Financial Officer